UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

HALCÓN RESOURCES CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	20-0700684
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1000 Louisiana, Suite 6700 Houston, Texas	77002
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Warrants exercisable for Common Stock (expiring September 9, 2020)	New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box. ☐

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box. ☐

Securities Act registration statement file number to which this form relates:  N/A

Securities to be registered pursuant to Section 12(g) of the Act: N/A

Item 1. Description of Registrant’s Securities to be Registered.

On September 9, 2016 (the “Effective Date”), Halcón Resources Corporation (the “Company”) entered into a Warrant Agreement (the “Warrant Agreement”) with U.S. Bank National Association, as warrant agent (“Warrant Agent”), pursuant to which the Company issued 4,736,842 warrants (the “Warrants”), each to purchase one share (a “Share”) of the Company’s common stock, par value $0.0001 per share (the “Common Stock”), exercisable for a four (4) year period commencing on the Effective Date (the “Expiration Date”) at an initial exercise price of $14.04 per share, subject to adjustment as follows (the “Exercise Price”):

(a)                                 Stock Dividends, Subdivisions and Combinations of Shares.  If after the Effective Date the number of outstanding shares of Common Stock is increased by a dividend or share distribution to all holders of Common Stock, in each case payable in shares of Common Stock, or by a subdivision, combination or other reclassification of shares of Common Stock, then, in the case of such events, the amount of Common Stock issuable for each Warrant and the Exercise Price will be adjusted as follows:  on the day following the date fixed for the determination of holders of shares of Common Stock entitled to receive such dividend or share distribution, and in the cases of subdivisions, combinations and other reclassifications, on the day following the effective date thereof:  (a) the Exercise Price in effect immediately prior to such action shall be adjusted to a new Exercise Price that bears the same relationship to the Exercise Price in effect immediately prior to such event as the total number of shares of Common Stock outstanding immediately prior to such action bears to the total number of shares of Common Stock outstanding immediately after such event, and (b) the number of Shares of Common Stock purchasable upon the exercise of any Warrant after such event shall be the number of Shares of Common Stock obtained by multiplying the number of Shares of Common Stock purchasable immediately prior to such adjustment upon the exercise of such Warrant by the Exercise Price in effect immediately prior to such adjustment and dividing the product so obtained by the Exercise Price in effect after such adjustment. A distribution to holders of the Common Stock of rights expiring less than thirty (30) days after the issuance thereof entitling holders to purchase shares of Common Stock at a price per share less than the market price shall be deemed a dividend of a number of shares of Common Stock equal to the product of (i) the number of shares of Common Stock actually issued in such distribution (or actually issued under any issued rights that are convertible into or exercisable for the Common Stock) multiplied by (ii) one (1) minus the quotient of (x) the price per share of Common Stock paid to exercise such rights divided by (y) the market price of a share of Common Stock, and the amount of Common Stock issuable for each Warrant and the Exercise Price will be adjusted in accordance with the foregoing sentence.  If the rights constitute securities convertible into or exercisable for Common Stock, in determining the price payable for Common Stock, there shall be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion.

(b)                                 Distributions.  If after the Effective Date the Company shall distribute to all holders of its shares of Common Stock evidences of its indebtedness or assets (excluding cash distributions made as a dividend payable out of earnings or out of surplus legally available for dividends under the laws of the jurisdiction of incorporation of the Company) or rights to subscribe for shares of Common Stock expiring at least thirty (30) days after the issuance thereof, then in each such case (i) the Exercise Price in effect on the trading day immediately following the close of business on the record date for such distribution shall be decreased to an amount determined by multiplying such Exercise Price by a fraction, the numerator of which is the market price of a share of the Common Stock on the trading day immediately prior to the first date on which the Common Stock trades without the right to receive such issuance or distribution (the “Ex-Date”) less the market price of the assets or evidences of indebtedness so distributed or of such subscription rights per share of Common Stock outstanding on the trading day immediately prior to the Ex-Date (as determined in accordance with the Warrant Agreement) and the denominator of which is the market price of a share of Common Stock on the trading day immediately prior to the Ex-Date and (ii) the number of Shares of Common Stock purchasable upon the exercise of any Warrant after such event shall be the number of Shares of Common Stock obtained by multiplying the number of Shares of Common Stock purchasable immediately prior to such adjustment upon the exercise of such Warrant by the Exercise Price in effect immediately prior to such adjustment and dividing the product so obtained by the Exercise Price in effect after such adjustment.  Such adjustments shall be made whenever any such distribution is made, and shall become effective retroactively on the date immediately after the record date for the determination of stockholders entitled to receive such distribution.

(c)                                  Adjustments for Mergers and Consolidations.  In case the Company, after the Effective Date, shall merge, consolidate or otherwise engage in a recapitalization, reclassification, reorganization or business combination with another person, then, in the case of any such transaction, proper provision shall be made so that, upon the basis and terms and in the manner provided in the Warrant Agreement, the holders of the Warrants, upon the exercise thereof at any time after the consummation of such transaction (subject to the Expiration Date), shall be entitled to receive (at the aggregate Exercise Price in effect at the time of the transaction for all Common Stock or other replacement securities issuable upon such exercise immediately prior to such consummation), in lieu of the Common Stock or other replacement securities issuable upon such exercise prior to such consummation, the greatest amount of securities, cash or other property to which such holder would have been entitled as a holder of Common Stock (or other replacement securities) upon such consummation if such holder had exercised the rights represented by the Warrants held by such holder immediately prior thereto, subject to adjustments (subsequent to such consummation) as nearly equivalent as possible to the adjustments provided for in clauses (a) and (b) above; provided, however, that each holder, at the election of the Company, may be required at the consummation of any such transaction to receive solely cash in an amount determined reasonably and in good faith by the board of directors of the Company to equal the excess of (i) the product of (A) the value of the per share consideration to be received by the holders of the Common Stock (or other replacement securities) in such transaction multiplied by (B) the number of Shares subject to the Warrants held by such holder, over (ii) the aggregate Exercise Price payable by such holder upon exercise in full of such Warrants, and upon consummation of such transaction the holders shall surrender all warrant certificates to the Warrant Agent for cancellation.

Item 2. Exhibits.

Exhibit No.	Description

3.1

Amended and Restated Certificate of Incorporation of Halcón Resources Corporation dated September 9, 2016 (filed as Exhibit 3.1 to registrant's Current Report on Form 8-K filed September 9, 2016 and incorporated by reference herein).

3.2

Amendment No. 1 to the Fifth Amended and Restated Bylaws of Halcón Resources Corporation, effective as of September 9, 2016 (filed as Exhibit 3.2 to registrant's Current Report on Form 8-K filed September 9, 2016 and incorporated by reference herein).

3.3

Fifth Amended and Restated Bylaws of Halcón Resources Corporation, effective as of May 7, 2015 (filed as Exhibit 3.2 to registrant's Current Report on Form 8-K filed May 7, 2015 and incorporated by reference herein).

4.1

Warrant Agreement, dated as of September 9, 2016, by and between Halcón Resources Corporation and U.S. Bank National Association, as Warrant Agent, which includes the forms of warrant certificate (filed as Exhibit 10.3 to registrant’s Current Report on Form 8-K filed September 9, 2016 and incorporated by reference herein).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

HALCÓN RESOURCES CORPORATION

Date: September 15, 2016	By:	/s/ Floyd C. Wilson
Name: Floyd C. Wilson
Title: Chairman, Chief Executive Officer and President